

July 23, 2014

Via E-mail
Mr. Kye Abraham
Chief Executive Officer
LKA Gold Incorporated
3724 47th Street Court NW
Gig Harbor, WA 98335

>   **Re:**   **LKA Gold Incorporated**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed April 15, 2014**
>   **Response submitted July 11, 2014**
>   **File No. 000-17106**

Dear Mr. Abraham:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.   We note your response to prior comment six. We reissue the comment in part. Please revise your proposed disclosure to explicitly state that you have no reserves and discuss that as a result of not having reserves, there is no basis for reliance upon the continuing generation of revenue. Please also include this disclosure in Note 1.

Form 8-K filed December 12, 2013

2.   We note your response to prior comment fourteen. You state there were no errors in the reporting of revenues in the financial statements. Please clarify whether the errors affected any other line items in the financial statements. If the error would affect the financial statements if corrected, please quantify the effects of the errors for each of the periods presented.

3.   We note your response to prior comment fifteen. Please clarify how the error came to management's attention. To the extent you have process level or key controls that identified the error, please explain.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining